Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED MARCH 31, 2007

Results of operations – management discussion

Quarter ended March 31, 2007 versus quarter ended March 31, 2006

(Percentage changes are based on the full numbers in the accompanying financial statements)

Voyage Revenue

Voyage revenue has increased by 20.2% from $95.9 million in the first quarter of 2006 to $115.3 million during the quarter ended March 31, 2007. The increase was mainly due to the increase in the average number of vessels from 27.1 vessels in the first quarter 2006 to an average of 37.7 vessels in the first quarter 2007, and the total carrying capacity at the end of the quarters from 3.6 million tons to 4.5 million tons, a 26.9% increase.

The average time charter equivalent rate (TCE) per vessel for the quarter decreased from $33,128 per day in the previous year’s quarter to $31,649 for this quarter. All tanker categories achieved good rates in a healthy, but softer market than last year, as follows: (First quarter 2006 average TCE rates in parentheses)—VLCCs (one on bare-boat charter and two on time charter with profit share) earned an average $30,652 ($53,450), suezmaxes $39,928 ($34,529), aframaxes $41,009 ($33,207), panamaxes $21,334 ($28,540), handysize product carriers $20,413 ($21,141) and the newly acquired handymax product carriers $22,837. (TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add a notional operating expense per day in order to render the bare-boat charter comparable to a time-charter).

During the first quarter of 2007, only the minimum revenue for six vessels on time charter with profit share based on a six-month average was accounted for. The actual profit-share earned for the whole six-month period will not be accounted for until determined in the second quarter. The vessels concerned are the VLCCs, La Madrina and La Prudencia, the panamaxes Maya and Andes and the handysize carriers Arion and Antares (both delivered in 2006). The panamax Inca was employed under a similar arrangement, but with a determination date in March for the prior six-months profit share. In the first quarter of 2006, only one vessel (Maya) was accounted for on a minimum rate basis, while the VLCCs were operating in a vibrant spot market. These arrangements clearly had an impact on the Quarter 1 comparative average TCE rates for VLCCs, panamaxes and handysize product carriers.

This impact has been offset by the excellent rates achieved by the suezmaxes, four of which were on the spot market, including the newly-delivered Arctic (on January 10). The aframax crude carriers also enjoyed buoyant rates, six of the seven aframaxes being employed on spot or market related contract of affreightment (the eighth aframax, Izumo Princess was delivered close to the quarter-end). The three aframax product carriers which were all delivered in 2006 after Quarter 1, were all on time-

charter with 50% profit share (immediately determinable) and also enjoyed healthy earnings. The six handymax product carriers, all acquired in mid-2006 and also on time-charter with 50% immediately determinable profit share, earned above their minimum rate but with only modest rewards from the profit sharing.

In all, during the period April 1, 2006 to March 31, 2007, the Company acquired 16 vessels and disposed of four (panamax vessels Aztec and Bregen, product carriers Libra and Crux). Total productivity achieved by the fleet in the first quarter 2007 was 94.4% compared to 99.2% for the first quarter of 2006. During the first quarter of 2007, the aframax Vergina II was in dry-dock throughout the quarter undergoing conversion to a double-hull. She resumed service in April. The Propontis was also in dry-dock undergoing repairs and lost 51 days. The LNG carrier Neo Energy was delivered in February and for much of the remainder of the quarter underwent testing and training of the crew. In the same quarter the previous year, no major repairs took place.

Commissions

Commissions were $4.1 million, or 3.5% of revenue from vessels, during the quarter ended March 31, 2007, compared to $3.6 million, or 3.7% of revenue from vessels, for the quarter ended March 31, 2006.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time and bare-boat charters they are borne by the charterer. Voyage expenses were $14.7 million during the quarter ended March 31, 2007, compared to $16.7 million during the prior year first quarter, an 11.9% decrease. This is mainly due to the decrease of total operating days on spot charter and contract of affreightment from 834 days in the first quarter of 2006 to 785 days in the first quarter of 2007, a 5.9% decrease, and the decrease of the average bunker prices paid by the Company by 9.6%, since the first quarter of 2006.

Charter hire expense

During the first quarter of 2007, the Company chartered-in the suezmaxes, Cape Baker and Cape Balboa, at a total hire cost of $4.5 million. During the first quarter of 2006, the same vessels plus the aframax Olympia were chartered-in for $6.1 million. The Olympia was repurchased by the Company on January 17, and therefore incurred only minimal hire-in charges in Quarter 1, 2007.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter, and the vessels which are chartered-in. Total operating costs increased from $14.5 million during the quarter ended March 31, 2006 to $22.7 million during quarter ended March 31, 2007, a 57.1% increase due to the increase in number of vessels and general cost increases. Vessel operating expenses per ship per day for the fleet increased by 5.3% from $6,931 for the quarter ended March 31, 2006, to $7,292 for the first quarter of 2007. Although the weakening dollar and higher oil price had some negative effect on crew and lubricant costs respectively, most of the increase was due to high repairs and spares costs incurred on a number of vessels.

Depreciation

Depreciation was $18.1 million during the quarter ended March 31, 2007 and $10.7 million during the quarter ended March 31, 2006. The 69.9% increase represents the increase in the size of the fleet with modern newbuilding vessels with a higher cost basis.

Amortization of deferred charges

We amortize the cost of dry-docking and special surveys over the period to the next scheduled dry-docking (generally every 2.5 years). This amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the quarter ended March 31, 2007, amortization of deferred dry-docking charges was $0.7 million as compared to $1.4 million during the quarter ended March 31, 2006, a decrease of 49.1%. The decrease is partly due to the sale of vessels in 2006 which carried substantial deferred dry-docking charges. Also, given an average fleet age of 5.4 years, the number of extensive and costly dry-dockings has been fewer in the recent past.

Management fees

Management fees are the fixed fees per vessel the Company pays to Tsakos Energy Management Ltd. under a management agreement between the companies. Total Management fees amounted to $2.2 million in the first quarter 2007 compared to $1.4 million in Quarter 1, 2006 due to the increase in the size of the fleet and due to an increase in fees from $18,000 per month for owned and $12,500 per month for chartered-in vessels to $20,000 and $15,000 respectively.

General and administrative expenses

G&A expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and travel-related expenses. General and administrative expenses increased from $0.5 million first quarter of 2006 to $0.8 million in the first quarter of 2007, an increase of 71.6% due mainly to increased audit and roadshow costs. The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd. and the staff compensation expenses described below represents the overheads of the Company. On a per vessel basis, daily overhead costs increased from $773 for the first quarter of 2006 to $1,173 for the first quarter of 2007. However, excluding the non-cash expense of share grants described as staff compensation expense, comparable daily overhead costs were $889 for Quarter 1, 2007.

Staff compensation expense

On January 26, 2007, staff of the commercial and technical managers and of the vessels were informed that there would be an issuance of 290,000 restricted share units (RSUs), 50% of which would vest on December 31, 2008 and the remaining 50% on December 31, 2010. The fair value of these units is based on the closing share price on January 26, 2007, and the total value is amortized on a straight-line basis accordingly. On June 1, 2006, 10,000 RSUs had been issued to be shared between the non-executive directors and vesting 100% on June 1, 2007. The compensation expense represents the combined amortization.

Gain on the sale of vessel

In the first quarter of 2007, the Company sold the 1989-built panamax Bregen for $22.9 million realizing a capital gain of $6.4 million. In the first quarter of 2006 there were no sales of vessels.

Amortization of the deferred gain on sale of vessels

The Company sold two suezmaxes in a sale and leaseback transaction in Quarter 4, 2003. The total gain of $15.8 million has been deferred and is being amortized over the five-year minimum charter period. The amortization of this gain amounted to $0.8 million for the first quarters of 2007 and 2006. There are options to repurchase these two vessels in 2008.

Operating income

As a result of the reasons stated above, income from vessel operations was $53.6 million during the quarter ended March 31, 2007 versus $41.9 million during the quarter ended March 31, 2006, representing a 28.0% increase. Excluding capital gains of $6.4 million from the sale of vessel Bregen in the first quarter 2007, operating income before capital gains increased by 12.7% from $41.9 million to $47.2 million.

Interest and finance costs

Interest and finance costs increased from $3.6 million for the quarter ended March 31, 2006 to $15.1 million for the quarter ended March 31, 2007, a 330.1% increase. Actual loan interest (after interest receipts relating to swaps amounting to $2.9 million) increased from $6.2 million to $15.8 million, a 152.6% increase, mainly due to a increase of the average bank loans from $552.8 million in Quarter 1, 2006 to $1,240.0 million in Quarter 1, 2007, and an increase in the average all-in interest rate borne on the Company’s loans from 5.14% to 5.59% for the first quarter of 2007. There was a negative movement of $2.0 million in the fair value of the interest rate swaps de-designated as hedging swaps. During the first quarter of 2006 there was a positive movement of $1.2 million in the fair value of such non-hedging interest rate swaps.

Capitalized interest in the first quarter of 2007 was $2.6 million compared to $2.1 million in the first quarter of 2006. The increase is due to the increase in cumulative pre-delivery contract installments paid and the increase in average interest rates.

Interest income

Interest income, which includes investment income, has increased from $2.8 million during the first quarter of 2006 to $6.0 million during the quarter ended March 31, 2007, due to higher time deposit interest rates, the sale of one capital guaranteed investment which resulted in a gain of $0.2 million and $3.6 million being unrealized gains following the conversion of a convertible bond in an Oslo listed company to shares. A mandatory offer for the acquisition of these shares has been accepted in May 2007 resulting in a further gain of $0.5 million to be realized in the second quarter of 2007.

Net Income

As a result of the foregoing, net income for the quarter ended March 31, 2007 was $43.5 million, compared to $41.8 million for the first quarter, 2006, a 4.1% increase. Basic earnings per share were $2.28 compared to $2.19.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2008, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Net current assets amounted to approximately $82.3 million at March 31, 2007 (after taking account of a declared, but not paid $1.50 cent dividend totaling $28.6 million) compared to $2.0 million as at March 31, 2006 (after taking account of a declared but not paid $1.10 cent dividend totaling $21.0 million). Total cash balances (including restricted cash) as at March 31, 2007 amounted to $196.9 million.

Net cash provided by operating activities was $69.1 million in the quarter ended March 31, 2007 compared to $45.4 million in the previous year, a 52.2% increase.

Expenditure on dry-dockings for survey purposes is deducted from cash generated by operating activities. Total expenditure during the quarter on dry-dockings amounted to $0.4 million compared to $0.3 million in the prior year’s first quarter. The Vergina II was dry-docked both for survey purposes and for conversion to double-hull.

Net cash used in investing activities was $247.8 million for the quarter ended March 31, 2007, compared to $266.6 million for the quarter ended March 31, 2006. $22.9 million was received for the sale of the Bregen and $5.0 million on the sale of an investment. The aframax Olympia which had been sold in 1999 and leased back since then was repurchased under an option agreement for $31.1 million without the use of debt. An amount of $207.1 million was paid in relation to the 1A ice-class suezmax Arctic, the 1A ice-class handysize product carrier Andromeda, the LNG carrier Neo Energy and the aframax Izumo Princess, all delivered in Quarter 1. A further $2.7 million expenditure was incurred as part payment of the conversion work on the aframax Vergina II to a double-hull vessel.

Net cash from financing activities was $198.1 million in quarter ended March 31, 2007, compared to $152.0 million in Quarter 1, 2006. Proceeds from new bank loans in the quarter amounted to $199.4 million relating to the new deliveries, compared to $207.4 million in the prior year’s quarter. Loan repayments amounted to only $2.4 million, compared to $50.1 million in Quarter 1, 2006.

There were no share repurchases during Quarter 1, 2007. During the quarter ended March 31, 2006, the Company purchased 108,500 shares in the open market in a buy-back program, at a cost of approximately $3.9 million. The shares were cancelled in accordance with Bermudan regulations.

A final $1.50 cent dividend for the fiscal year 2006 was declared in March 2007 and was paid on April 26, 2007. The total amount paid was $28.6 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements. During the first quarter of 2006, a $1.10 cent final dividend for the fiscal year 2005 was declared amounting to $21.0 million.

Total net debt outstanding increased from $1,133.7 million at the beginning of the quarter to $1,330.7 million by the end of the quarter. The average debt to capital ratio was approximately 63.5% by 31 March 2007 (compared to 48.5% at the end of the first quarter 2006) or 59.7% on a net of cash basis.